Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Amendment No. 2 to Registration Statement No. 333-189066 on Form S-3 of Spectra Energy Partners, LP of our report dated February 27, 2013 related to the consolidated financial statements of Market Hub Partners Holding and subsidiaries, as of December 31, 2012 and 2011 and for each of the three years in the period ended December 31, 2012, appearing in the Annual Report on Form 10-K of Spectra Energy Partners, LP for the year ended December 31, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas

September 9, 2013